Exhibit 99.1



Ahold signs new                              Highlights:
unsecured credit facility                    > EUR 2 billion facility
                                             > Five-year term


          Zaandam, The Netherlands, May 18, 2005 - Ahold today announced it has signed a new credit facility with a syndicate of fifteen banks.

          The five-year EUR 2,000,000,000 unsecured syndicated multi-currency facility will be used for general corporate purposes and for the issuance of letters of credit.

          The margin is 75 bps, which is subject to a pricing grid based on Ahold's credit rating. The facility is subject to a leverage covenant, which falls away when the corporate rating is BBB/Baa2 or better.

          Commenting on the new credit facility, Ahold CFO Hannu Ryopponen said:
          "This is an important day for Ahold and our Road to Recovery program. This new facility is another achievement in our return to strong financial health and shows the financial community is increasingly regarding Ahold as a credit-worthy company."

          Ahold announced on February 15, 2005, that it had terminated the three-year revolving December 2003 credit facility and was in discussions with financial institutions to establish a new credit facility at more favorable terms and conditions.

          Ahold Corporate Communications: +31.75.659.5720

          Disclaimer
          Certain statements in this press release are "forward-looking statements" within the meaning of U.S. federal securities laws. These forwardlooking statements include, but are not limited to, statements relating to the use of proceeds from the new credit facility. These forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from future results expressed or implied by the forward-looking statements. Important factors that could cause actual results to differ materially from the information set forth in these forward-looking statements include, but are not limited to, the delay or failure to satisfy any of the conditions for borrowing under the new credit facility and other factors, many of which are discussed in Ahold's public filings. Many of these factors are beyond Ahold's ability to control or predict. Given these uncertainties, readers are cautioned not to place undue reliance on the forward-looking statements, which only speak as of the date of this press release. Ahold does not undertake any obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date of this press release or to reflect the occurrence of unanticipated events or circumstances, except as may be required under applicable securities laws. Outside The Netherlands, Koninklijke Ahold N.V., being its registered name, presents itself under the name of "Royal Ahold" or simply "Ahold."

                                                                       2005018

[Graphic omitted] Ahold
www.ahold.com


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